EXHIBIT 99.2

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2025 AND 2024

(Expressed in United States Dollars)

 VOX ROYALTY CORP.

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2025 AND 2024

(Expressed in United States Dollars)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Vox Royalty Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Vox Royalty Corp. and its subsidiaries (the Company) as of December 31, 2025, and the related consolidated statements of income (loss) and comprehensive income (loss), changes in equity and cash flows for the year then ended, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and its financial performance and its cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

March 30, 2026

We have served as the Company’s auditor since 2026.

1

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Vox Royalty Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Vox Royalty Corp.  (the “Company”) as of December 31, 2024, the related consolidated statement of loss and comprehensive loss, changes in equity and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024, and its financial performance and its cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Ernst & Young LLP

Chartered Professional Accountants

Licensed Public Accountants

We served as the Company’s auditor from 2021 to 2024.

Toronto, Canada

February 20, 2025

2

Vox Royalty Corp. Consolidated Statements of Financial Position (Expressed in thousands of U.S. dollars)

		As at
	Note	December 31, 2025	December 31, 2024
		$	$
Assets
Current assets
Cash		8,085	8,754
Accounts receivable	4	2,857	2,918
Prepaid expenses		439	457
Total current assets		11,381	12,129

Non-current assets
Royalty interests	5	50,779	37,984
Streams and other interests – financial assets	6	59,963	-
Other assets	7	469	279
Intangible assets	8	804	989

Total assets		123,396	51,381

Liabilities
Current liabilities
Accounts payable and accrued liabilities	9	2,999	1,390
Dividends payable	10	855	608
Income taxes payable	19	319	896
Total current liabilities		4,173	2,894

Non-current liabilities
Credit facility	7	6,700	-
Deferred tax liabilities	19	5,477	5,426

Total liabilities		16,350	8,320

Equity
Share capital	10	129,978	69,529
Equity reserves	11	5,347	4,723
Deficit		(28,279)	(31,191)

Total equity		107,046	43,061

Total liabilities and equity		123,396	51,381

Commitments and contingencies (Note 16)

Subsequent events (Note 21)

Approved by the Board of Directors on March 30, 2026

Signed                           “Kyle Floyd”                          , Director             Signed                       “Robert Sckalor”                                  , Director

See accompanying notes to the consolidated financial statements.

3

Vox Royalty Corp.

Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

For the years ended December 31, 2025 and 2024

(Expressed in thousands of U.S. dollars, except share and per share amounts)

	Note	2025	2024
		$	$

Royalty revenue	18	12,041	11,048
Net precious metals income	6,18	4,581	-
Depletion on royalties and depreciation-like charges	5,6	(6,539)	(3,133)
Gross profit		10,083	7,915

Operating expenses
General and administration	12,15	(4,875)	(4,518)
Share-based compensation	11,15	(1,992)	(2,140)
Impairment charges	5	(764)	-
Project evaluation expenses	13	(870)	(163)
Total operating expenses		(8,501)	(6,821)

Income from operations		1,582	1,094

Other income (expenses)
Revaluation of streams and other interests	6	6,127	-
Interest and finance expenses	7	(844)	(315)
Other income (expenses), net	14	221	197
Income before income taxes		7,086	976

Income tax expense	19	(1,200)	(2,625)

Net income (loss) and comprehensive income (loss)		5,886	(1,649)

Weighted average number of shares outstanding	10
Basic		55,387,756	50,320,168
Diluted		57,317,476	50,320,168

Income (loss) per share	10
Basic		0.11	(0.03)
Diluted		0.10	(0.03)

See accompanying notes to the consolidated financial statements.

4

Vox Royalty Corp. Consolidated Statements of Changes in Equity For the years ended December 31, 2025 and 2024 (Expressed in thousands of U.S. dollars, except share amounts)

	Note	Number of shares	Share capital	Equity reserves	Deficit	Total equity
		#	$	$	$	$
Balance, January 1, 2024		49,985,102	67,890	4,157	(27,123)	44,924
Share issue costs	10	-	(24)	-	-	(24)
Dividends declared	10	-	-	-	(2,419)	(2,419)
Shares issued – dividends reinvestment plan	10	39,913	89	-	-	89
Settlement of RSUs	11	633,761	1,574	(1,574)	-	-
Share-based compensation	11	-	-	2,140	-	2,140
Net loss and comprehensive loss		-	-	-	(1,649)	(1,649)

Balance, December 31, 2024		50,658,776	69,529	4,723	(31,191)	43,061
Shares issued in equity financing	10	17,094,750	63,251	-	-	63,251
Share issue costs	10	-	(4,250)	-	-	(4,250)
Dividends declared	10	-	-	-	(2,974)	(2,974)
Shares issued – dividends reinvestment plan	10	6,682	19	-	-	19
Settlement of RSUs	11	604,737	1,429	(1,429)	-	-
Share-based compensation	11	-	-	2,053	-	2,053
Net income and comprehensive income		-	-	-	5,886	5,886

Balance, December 31, 2025		68,364,945	129,978	5,347	(28,279)	107,046

 See accompanying notes to the consolidated financial statements.

5

Vox Royalty Corp. Consolidated Statements of Cash Flows For the years ended December 31, 2025 and 2024 (Expressed in thousands of U.S. dollars)

	Note	2025	2024
		$	$
Cash flows from operating activities
Net income (loss) for the year		5,886	(1,649)
Adjustments for:
Deferred tax expense	19	51	547
Foreign exchange on cash		38	25
Write-off of deferred royalty acquisitions	5	-	19
Share-based compensation	11,15	1,992	2,140
Impairment charges	5	764	-
Interest and finance charges	7	844	315
Amortization	8	185	184
Depletion on royalties and depreciation-like charges	5,6	6,539	3,133
Revaluation of streams and other interests	6	(6,127)	-
		10,172	4,714
Changes in non-cash working capital:
Accounts receivable		61	590
Prepaid expenses		(118)	(25)
Accounts payable and accrued liabilities		1,199	(202)
Income taxes payable		(577)	382
Net cash flows from operating activities		10,737	5,459

Cash flows used in investing activities
Acquisition of royalties	5	(17,742)	(3,693)
Acquisition of streams and other interests – financial assets	6	(56,064)	-
Restricted cash	5	-	537
Net cash flows used in investing activities		(73,806)	(3,156)

Cash flows from (used in) financing activities
Share issuance	10	63,251	-
Share issue costs	10	(3,873)	(24)
Credit facility drawdowns	7	16,700	-
Credit facility repayments	7	(10,000)	-
Transaction costs related to credit facility	7	(458)	(503)
Payments of interest on credit facility	7	(483)	(68)
Dividends paid	10	(2,707)	(2,272)
Net cash flows from (used in) financing activities		62,430	(2,867)

Decrease in cash		(631)	(564)
Impact of foreign exchange on cash		(38)	(25)
Cash, beginning of the year		8,754	9,343

Cash, end of the year		8,085	8,754

Supplemental cash flow information (Note 17)

 See accompanying notes to the consolidated financial statements.

6

Vox Royalty Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2025 and 2024 (Expressed in thousands of U.S. dollars, except share and per share amounts)

1.Nature of operations

Vox Royalty Corp. (“Vox” or the “Company”) was incorporated under the Business Corporations Act (Ontario). The Company’s head office is located at 1499 West 120th Ave, Suite 110, Westminster, CO, 80234, USA. The Company’s registered office is 100 King Street West, Suite 5700, Toronto, ON, M5X 1C7, Canada. The Company’s common shares trade on the Toronto Stock Exchange (“TSX”) and on the Nasdaq Stock Market LLC (“Nasdaq”), under the ticker symbol “VOXR”.

The Company holds a diversified portfolio of over 70 royalties, streams, and other interests, with primary exposure to gold and select industrial metals across top tier mining jurisdictions. Approximately 85% of the Company’s portfolio of royalty, streams and other interests by asset count are located in Australia, Canada and the United States.

2. Material accounting policy information

(a) Statement of compliance

These consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS Accounting Standards”). These consolidated financial statements were reviewed, approved, and authorized for issue by the Company’s Board of Directors on March 30, 2026.

(b) Basis of presentation

These consolidated financial statements have been prepared on a historical cost basis, except for financial instruments, which have been measured at fair value. The consolidated financial statements are presented in United States dollars (“$”), which is also the functional currency of the Company and its wholly-owned subsidiaries.

(c) Principles of consolidation

These consolidated financial statements incorporate the accounts of the Company and its wholly-owned subsidiaries: Vox Royalty Cayman SEZC (Cayman Islands), Vox Royalty Australia Pty Ltd. (Australia), Vox Royalty Canada Ltd. (Ontario, Canada), and Vox Royalty USA Ltd. (Delaware, USA). These consolidated financial statements also incorporate the accounts of the Company’s previously wholly-owned subsidiary, SilverStream SEZC (Cayman Islands), which commenced a voluntary liquidation on November 19, 2025, and held a final meeting of the sole shareholder, Vox, to dissolve SilverStream SEZC, on December 19, 2025.

Subsidiaries are fully consolidated from the date the Company obtains control and continue to be consolidated until the date that control ceases. Control is achieved when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. All intercompany balances, transactions, revenues and expenses have been eliminated on consolidation.

(d) Foreign currency translation

In preparing the consolidated financial statements of the Company, transactions in currencies other than the functional currency are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. All foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the period end foreign exchange rates are recognized in the consolidated statements of income (loss) and comprehensive income (loss). Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

(e) Royalty interests

The substance of the Company’s royalty interests are considered to be economically similar to holding a direct interest in the underlying mineral asset. Existence risk (the commodity physically existing in the quantity demonstrated), production risk (that the operator can achieve production and operate a commercially viable project), timing risk (commencement and quantity produced, determined by the operator) and price risk (returns vary depending on the future commodity price, driven by future supply and demand) are all risks the Company participates in on a similar basis to an owner of the underlying mineral license. Furthermore, there is only a right to receive cash to the extent there is production and there is no interest payments, minimum payment obligations or means to enforce production or guarantee repayment. These are accounted for as mineral interests under IAS 16 Property, Plant, and Equipment and IFRS 6 Exploration for and Evaluation of Mineral Resource, and recorded at cost and capitalized as mineral interests with finite lives. They are subsequently measured at cost less accumulated depletion and accumulated impairment losses, if any.

Eligible Project evaluation expenditures are recorded in the consolidated statements of income (loss) and comprehensive income (loss) when management determines not to proceed with the proposed acquisition of a royalty.

7

Vox Royalty Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2025 and 2024 (Expressed in thousands of U.S. dollars, except share and per share amounts)

The major categories of the Company’s royalty interests are producing and non-producing (development, advanced exploration and exploration stages) assets. Producing assets are those that have generated revenue from steady-state operations for the Company. Development assets are interests on projects that are not yet producing, but where in management’s view, the technical feasibility and commercial viability of extracting a mineral resource are demonstrable. Interests for producing and development assets are recorded at cost and capitalized in accordance with IAS 16, Property, Plant and Equipment. Management uses the following criteria in its assessment of technical feasibility and commercial viability: (i) geology: there is a known mineral deposit that contains mineral reserves or resources, or the project is adjacent to a mineral deposit that is already being mined or developed and there is sufficient geologic certainty of converting the deposit into mineral reserves or resources; and (ii) accessibility and authorization: there are no significant unresolved issues impacting the accessibility and authorization to develop or mine the mineral deposit, and social, environmental and governmental permits and approvals to develop or mine the mineral deposit appear obtainable. Exploration and advanced exploration stage interests are accounted for in accordance with IFRS 6, Exploration for and Evaluation of Mineral Resources and are not depleted until such time as the technical feasibility and commercial viability have been established, at which point the value of the asset is categorized as being in the advanced stage.

Producing mineral royalty interests are depleted using the units-of-production method over either, i) the life of the property, or ii) royalty cap on the royalty interest, to which the interest relates. The life of the property is estimated using life of mine models specifically associated with the mineral royalty properties, which include proven and probable reserves and may include a portion of resources expected to be converted into reserves. Where life of mine models are not available, the Company uses publicly available statements of reserves and resources for the mineral royalty properties to estimate the life of the property and portion of resources that the Company expects to be converted into reserves. Where life of mine models and publicly available reserve and resource statements are not available, depletion is based on the Company’s best estimate of the ounces to be produced and delivered under the contract. The Company relies on information available to it under contracts with operators and/or public disclosures for information on reserves and resources from the operators of the producing mineral interests.

If the cost of a royalty interest includes contingent consideration, the contingent consideration is capitalized as part of the cost of the interest when the underlying obligating event has occurred (see Note 16 for outstanding commitments for contingent consideration).

(f) Intangible assets

Intangible assets are measured on initial recognition at cost, which comprises their purchase price plus any directly attributable costs of preparing the asset for its intended use. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses.

Amortization is provided on a straight-line basis over their estimated useful lives as follows:

•	Royalty database: 10 years

The asset’s residual values, useful lives and methods of amortization are reviewed at each reporting period and adjusted prospectively, if appropriate.

(g) Impairment of royalty interests and intangible assets

Royalty interests at the exploration stage are assessed for impairment when facts and circumstances suggest that the carrying amount may exceed its recoverable amount. Other royalty interests and intangible assets are reviewed for impairment at each reporting date, or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment is assessed at the level of cash-generating units (“CGUs”) which, in accordance with IAS 36, Impairment of Assets, are identified as the smallest identifiable group of assets that generates cash inflows, which are largely independent of the cash inflows from other assets. This is usually at the individual royalty level for each property from which cash inflows are generated.

An impairment loss is recognized for the amount by which the asset’s carrying value exceeds its recoverable amount, which is the higher of fair value less costs of disposal and value-in-use. The future cash flow expected is derived using estimates of proven and probable reserves, a portion of resources that is expected to be converted into reserves and information regarding the mineral, respectively, that could affect the future recoverability of the Company’s interests. Discount factors are determined individually for each asset and reflect their respective risk profiles. In certain circumstances, the Company may use a market approach in determining the recoverable amount, which may include an estimate of the following: (i) net present value of estimated future cash flows; (ii) dollar value per ounce or pound of reserve/resource; (iii) cash-flow multiples; and/or (iv) market capitalization of comparable assets. Impairment losses are charged to the royalty interest and are subsequently reassessed for indications that an impairment loss previously recognized may no longer exist. An impairment charge is reversed if the conditions that gave rise to the recognition of an impairment loss are subsequently reversed and the interest’s recoverable amount exceeds its carrying amount. Impairment losses can be reversed only to the extent that the recoverable amount does not exceed the carrying value that would have been determined had no impairment been recognized previously.

8

Vox Royalty Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2025 and 2024 (Expressed in thousands of U.S. dollars, except share and per share amounts)

(h) Streams and other interests

On September 26, 2025, Vox acquired a portfolio of PMPAs from Deterra Royalties Limited. Under the terms of these agreements, Vox purchases a defined percentage of payable gold at a dynamic price that is typically set by market reference prices (LBMA or COMEX) and grants the ability to Vox to capture margin at the time of on-sale of metal on each delivered ounce. This pricing and physical metal delivery mechanism provides Vox with direct exposure to metal production and price movements, similar to traditional streaming agreements. These PMPAs are economically driven by cash flows linked to both metal pricing fluctuations and production volumes. PMPAs meet the definition of financial assets under IFRS 9 Financial Instruments and are recognized at FVPL. The fair value of these PMPAs is determined by calculating the discounted future cash flows of the PMPAs with inputs that are mostly not based on observable market data (a level 3 fair value hierarchy measurement). The key input assumptions used to value this financial instrument at December 31, 2025 were the discount rate, forecast realized margins and projected production volumes from the individual mines (See Note 6). The net realized margin from the PMPA’s is presented separately from the non-cash components of the changes in fair value, as net precious metals income.

The change in the fair value between accounting periods is recognized in the consolidated statement of income (loss) and comprehensive income (loss) as follows:

•	Net precious metal income (see Note 2(j) below);
•

Depreciation-like charges: expensing the initial purchase price during the period calculated by the proportion of estimated ounces delivered in that period over the total remaining estimated ounces to be received under the contract; and

•	Revaluation of streams and other interests gain or loss: the remaining effect of changes in future gold margin estimates and time value of holding financial assets after the abovementioned items.

(i) Revenue recognition

Revenue comprises revenues directly earned from royalty interests. Revenue is measured at the fair value of the consideration received or receivable for the receipt of mineral royalties in the ordinary course of the Company’s activities.

For royalty interests, the commodities are either:

•

Sold by the mine operator to its customers under contracts that are established for the mining property on which the royalty interest is held. The Company recognizes revenue from these sales when control over the commodity transfers from the mine operator to its customer. The transfer of control occurs when the mine operator delivers the commodity to the customer, and at that point, the risk and rewards of ownership transfer to the customer and the Company has an unconditional right to payment under the royalty agreement.

•

Processed ore by the mine operator at the mining property on which the royalty is held. The Company recognizes revenue when the ore is processed and the mine operator delivers the royalty statement to the Company, at which point control transfers and the Company has an unconditional right to payment under the royalty agreement.

Revenue from the royalty arrangement is measured at the transaction price agreed in the royalty arrangement with the operator of each mining property. The transaction price is typically either, (i) the percentage of gross revenues associated with the commodity sold to the mine operator’s customer, less contractually allowable costs, if any, per the terms of the royalty arrangement, or (ii) a specific dollar amount per tonne or ounce processed by the mine operator, per the terms of the royalty agreement.

In some instances, the Company will not have access to sufficient information to make a reasonable estimate of revenue and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates and actual amounts are adjusted and recorded in the period that the actual amounts are known.

(j) Net precious metals income

The Company enters into gold purchase contracts with mining operators (see Note 2(h) above), whereby the operator of the mine agrees to sell, and the Company agrees to purchase, refined gold produced from the mine over which the contract is granted. The purchased gold is sold to the Company at the lowest COMEX or LBMA AM/PM fixed price within a quotation period that is typically between six and eight days.

The Company sells the refined gold to a third-party financial institution (the “Customer”) within the same quotation period at the spot price. The Company transfers control over the commodity on the date the commodity is delivered to the Customer’s metal account, which is the date that title to the commodity and the risks and rewards of ownership transfer to the Customer and the Customer is able to direct the use of and obtain substantially all of the benefits from the commodity.

Net precious metals income comprises:

•	The proceeds received from the sale of the refined gold to the Customer; less
•	The purchase price paid to the mining operator for the refined gold.

9

Vox Royalty Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2025 and 2024 (Expressed in thousands of U.S. dollars, except share and per share amounts)

(k) Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of shares are recognized as a deduction from the proceeds in equity in the period where the transaction occurs.

The fair value of common shares issued for goods and services is based on the fair value of the goods or services received unless the fair value cannot be readily determined. If the fair value cannot be readily determined, the Company uses the market closing price on the date the shares are issued.

(l) Share-based compensation

The Company maintains an omnibus long-term incentive plan dated June 8, 2023 (the “LTIP”), as well as a prior omnibus long-term incentive plan dated May 19, 2020, which remains in force only until all awards granted thereunder have been exercised or have expired (together with the LTIP, the “Plans”). The Company recognizes share-based compensation expense for share purchase options, restricted share units (“RSU”) and performance share units (“PSU”) granted to directors, officers, employees and consultants under the Company’s equity-based incentive plans. No PSUs have been awarded during the years ended December 31, 2025 and 2024.

Share purchase options

The fair value of share purchase options is determined by using the Black-Scholes model (“BSM”), with market related inputs as of the grant date. The BSM requires management to estimate the expected volatility, expected term, risk-free rate of return over the term, expected dividends and the number of equity instruments expected to ultimately vest. Volatility is estimated using the historic stock price of the Company and similar listed entities, the expected term is estimated using historical exercise data of the Company and similar listed entities, and the number of equity instruments expected to vest is estimated using historical forfeiture data.

The fair values of share purchase options at the date of grant are expensed over the vesting periods with a corresponding increase to equity. Share purchase options with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values.

Restricted share units

The fair value of RSUs is determined by the market value of the underlying shares at the date of the grant. The Board of Directors determines whether each RSU awarded entitles the participant to receive cash or equity. All RSUs awarded by the Board of Directors to participants from the date of incorporation through December 31, 2025, can only be equity settled. As the Company does not have a present obligation to settle the issued RSUs in cash, the RSUs issued have been treated as equity-settled instruments. The fair values of RSUs at the date of grant are expensed over the vesting periods with a corresponding increase to equity. At the end of each reporting period, the Company reassesses its estimates of the number of awards that are expected to vest and recognizes the impact of any revisions to this estimate in equity.

(m) Cash and cash equivalents

Cash and cash equivalents consist of bank balances and short-term deposits held with banks with original maturities of three months or less. The Company did not have any cash equivalents as at December 31, 2025 and 2024.

(n) Basic and diluted income per share

The Company presents basic and diluted earnings or loss per share (“EPS”) data for its common shares. Basic EPS is calculated by dividing the earnings or loss of the Company by the weighted average number of common shares outstanding during the period, adjusted for shares held in escrow that are subject to contingent release based on conditions other than the passage of time.

Diluted EPS is determined by adjusting the earnings or loss and the weighted average number of common shares outstanding, adjusted for shares held in escrow that are subject to contingent release based on conditions other than the passage of time and for the effects of all dilutive potential common shares, which comprise share options and RSUs granted. Potential common shares that are considered anti-dilutive are excluded from the calculation of diluted income per share.

(o) Income taxes

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used are those that are substantively enacted at the reporting date.

10

Vox Royalty Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2025 and 2024 (Expressed in thousands of U.S. dollars, except share and per share amounts)

Deferred income taxes are provided using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for accounting purposes. The change in the net deferred income tax asset or liability is included in comprehensive income or loss, except for deferred income taxes relating to equity items, which are recognized directly in equity. The income tax effects of differences in the periods when revenue and expenses are recognized in accordance with the Company’s accounting practices, and the periods they are recognized for income tax purposes are reflected as deferred income tax assets or liabilities. Deferred income tax assets and liabilities are measured using the substantively enacted statutory income tax rates that are expected to apply to taxable income in the years in which the assets are realized or the liabilities settled. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available for utilization. Temporary differences arising on the initial recognition of assets or liabilities that affect neither accounting nor taxable profit are not recognized.

Deferred income tax assets and liabilities are offset only if a legally enforceable right exists to offset current tax assets against liabilities and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on the same taxable entity and are intended to be settled on a net basis.

The determination of current and deferred taxes requires interpretations of tax legislation, estimates of expected timing of reversal of deferred tax assets and liabilities, and estimates of future earnings.

(p) Financial instruments

Financial assets and financial liabilities are recognized on the Company’s consolidated statements of financial position when the Company has become a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

Financial assets:

Initial recognition and measurement

Non-derivative financial assets within the scope of IFRS 9, Financial Instruments (“IFRS 9”) are classified and measured as financial assets at fair value, as either FVPL or fair value through other comprehensive income (“FVOCI”), and financial assets at amortized cost, as appropriate. The Company determines the classification of financial assets at the time of initial recognition based on the Company’s business model and the contractual terms of the cash flows. The Company does not measure any financial assets at FVOCI.

All financial assets are recognized initially at fair value plus, in the case of financial assets not at FVPL, directly attributable transaction costs on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

Subsequent measurement – financial assets at amortized cost

After initial recognition, financial assets measured at amortized cost are subsequently measured at the end of each reporting period at amortized cost using the effective interest rate (“EIR”) method. Amortized cost is calculated by taking into account any discount or premium on acquisition and any fees or costs that are an integral part of the EIR. The EIR amortization is included in the consolidated statements of income (loss) and comprehensive income (loss). The Company measures cash and cash equivalents and accounts receivable at amortized cost.

Subsequent measurement – financial assets at FVPL

Financial assets measured at FVPL include financial assets management intends to sell in the short term and any derivative financial instrument that is not designated as a hedging instrument in a hedge relationship. Financial assets measured at FVPL are carried at fair value in the consolidated statements of financial position with changes in fair value recognized in other income or expenses in the consolidated statements of income (loss) and comprehensive income (loss). The Company measures investments and streams and other interests at FVPL.

Derecognition

A financial asset is derecognized when the contractual rights to the cash flows from the asset expire, or the Company no longer retains substantially all the risks and rewards of ownership.

Financial liabilities:

Initial recognition and measurement

Financial liabilities are measured at amortized cost, unless they are required to be measured at FVPL, as is the case for held for trading or derivative instruments, or the Company has opted to measure the financial liability at FVPL. The Company’s financial liabilities include accounts payable and accrued liabilities, which are measured at amortized cost. All financial liabilities are recognized initially at fair value. The Company has no financial liabilities measured at FVPL at December 31, 2025 and 2024.

11

Vox Royalty Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2025 and 2024 (Expressed in thousands of U.S. dollars, except share and per share amounts)

Subsequent measurement – financial liabilities at amortized cost

After initial recognition, financial liabilities measured at amortized cost are subsequently measured at the end of each reporting period at amortized cost using the EIR method. Amortized cost is calculated by taking into account any discount or premium on acquisition and any fees or costs that are an integral part of the EIR. The EIR amortization is included in other expenses in the consolidated statements of income (loss) and comprehensive income (loss).

Derecognition

A financial liability is derecognized (extinguished) when the obligation under the liability is discharged, cancelled or expires with any associated gain or loss recognized in other income (expenses) in the consolidated statements of income (loss) and comprehensive income (loss). An exchange of financial liabilities with a lender with substantially different terms or substantial modifications of the terms of an existing financial liability are accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. The Company performs a quantitative and qualitative analysis in order to assess whether substantially different terms of substantial modifications exist.

(q) Impairment

Financial assets

The Company recognizes loss allowances for expected credit losses (‘‘ECLs’’) on financial assets measured at amortized cost.

The Company applies the simplified approach permitted by IFRS 9 for receivables, which requires lifetime ECLs to be recognized from initial recognition of the receivables. Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. In order to measure the ECLs, receivables have been grouped based on shared credit risk characteristics and the days past due.

Receivables are written off where there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, among others, the failure of a debtor to engage in a repayment plan with the Company, and a failure to make contractual payments for a period of greater than 120 days past due. Impairment losses on receivables are presented as net impairment losses within operating income. Subsequent recoveries of amounts previously written off are credited against the same line item.

(r) Segment reporting

The Company’s business is organized into two operating segments, consisting of i) acquiring and managing royalty interests, and ii) acquiring and managing streams and other interests. Prior to the September 26, 2025 acquisition of the PMPAs, the Company presented one reportable segment, consisting of acquiring and managing royalty interests. Following this acquisition, the Company’s chief operating decision-maker, the CEO, now reviews operating results and assesses performance at these two segment levels. Material capital allocation decisions are subject to the approval of the Board of Directors of the Company.

(s) New accounting standards and interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. The amendments have an effective date of later than December 31, 2025, with earlier application permitted.

Amendments to IFRS 9 Financial Instruments (“IFRS 9”) and IFRS 7 Financial Instruments: Disclosures (“IFRS 7”)

The International Accounting Standards Board (“IASB”) has issued amendments that allow an entity to elect to apply trade-date accounting for the derecognition of financial liabilities when settled in cash through electronic payment systems. The amendments also introduce additional disclosure requirements to improve transparency regarding equity instruments designated at FVOCI and financial instruments containing contingent features. These changes are effective for annual reporting periods beginning on or after January 1, 2026, with early adoption permitted.

The IFRS 9 amendment allows a financial liability to be derecognized upon the irrevocable settlement instruction via an electronic payment system, even if cash settlement occurs shortly thereafter.

The IFRS 7 amendments require enhanced disclosures for (i) equity instruments designated at FVOCI and (ii) financial instruments that include contingent settlement or conversion features.

The Company is continuing to evaluate the detailed impact of IFRS 9 and IFRS 7 on the Company’s financial statement presentation, disclosures, and internal controls.

12

Vox Royalty Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2025 and 2024 (Expressed in thousands of U.S. dollars, except share and per share amounts)

IFRS 18 – Presentation and Disclosure in Financial Statements

IFRS 18 introduces new categories and defined subtotals in the statement of profit or loss, new disclosures on management-defined performance measures (“MPMs”) and enhanced requirements to improve the aggregation and disaggregation of information in the financial statements. Under IFRS 18, the statement of profit or loss is divided into three categories: operating, investing, and financing. Concurrent amendments to IAS 7 Cash Flows align with these new subtotals so the cash flow statement will now begin with the IFRS 18-specified subtotal of operating profit rather than net earnings.

IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, and is to be applied retrospectively, with early adoption permitted. The adoption of IFRS 18 is expected to change the presentation and structure of the Company’s primary financial statements but is not expected to have an impact on the measurement of net earnings or cash flows.

The adoption of IFRS 18 will reshape the presentation of the Company’s financial statements but is not expected to affect the measurement of net earnings. IFRS 18 will require additional note disclosures such as for MPMs where certain non-IFRS performance measures, representing subtotals of income and expenses, are used in public communications. Management is monitoring pronouncements from both the IASB and the regulators. The Company is continuing to evaluate the detailed impact of IFRS 18 on the Company’s financial statement presentation, disclosures, and internal controls.

3. Significant judgments, estimates and assumptions

The preparation of the Company’s consolidated financial statements in conformity with IFRS Accounting Standards requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates. Information about significant sources of estimation uncertainty and judgments made by management in preparing the consolidated financial statements are described below.

Mineral Resources and Mineral Reserves estimates and royalty depletion and depreciation-like charges

The value of royalty interests and streams and other interests is primarily driven by mineral production from a mine, and operator decisions regarding such production are informed by Mineral Resources and Mineral Reserves for various properties. Royalty interests, streams and other interests comprise the vast majority of the Company’s assets and, as such, any change in the Mineral Resources and Mineral Reserves estimates of the properties to which the interests relate may have a significant effect on the Company’s consolidated financial statements. The volume and timing of future metal deliveries to the Company is influenced by Mineral Resources and Mineral Reserves estimates. The estimation of Mineral Resources and Reserves impacts the rates of depletion and depreciation-like charges and recoverability of the carrying value of the royalty interests, and, for stream and other interests, the fair value.

In determining these estimates, the Company relies on information to which it is entitled under contracts with operators and/or public disclosures of Mineral Resources and Mineral Reserves information from the mine operators for specific properties.

The estimates of Mineral Resources and Mineral Reserves may change based on additional knowledge gained subsequent to the initial assessment. Changes in the estimates of Mineral Resources and Mineral Reserves may materially impact the assessed recoverability of the carrying value of royalty interests, and, for streams and other interests, the fair value.

Streams and other interests

On September 26, 2025, Vox acquired a portfolio of PMPAs from Deterra Royalties Limited. Under the terms of these agreements, Vox purchases a defined percentage of payable gold at a dynamic price that is typically set by market reference prices (LBMA or COMEX) and grants the ability to Vox to capture margin at the time of on-sale of metal on each delivered ounce. This pricing and physical metal delivery mechanism provides Vox with direct exposure to metal production and price movements, similar to traditional streaming agreements. These PMPAs are economically driven by cash flows linked to both metal pricing fluctuations and production volumes. PMPAs meet the definition of financial assets under IFRS 9 Financial Instruments and are recognized at FVPL. The net realized margin from the PMPA’s is presented separately from the non-cash components of the changes in fair value, as net precious metals income.

Impairment and reversal of impairment

Assessment of impairment and reversal of impairment of royalty interests at the end of each reporting period requires the use of judgments when assessing whether there are any indicators that give rise to the requirement to conduct an impairment or impairment reversal analysis on the Company’s royalty interests. Indicators which could trigger an impairment or impairment reversal analysis include, but are not limited to, a significant adverse change in operator reserve and resource estimates, operating status, change in permitting and concession rights, industry or economic trends, current or forecast commodity prices, and other relevant operator information. The assessment of fair values requires the use of estimates and assumptions for recoverable production, long-term commodity prices, discount rates, reserve/resource conversion, foreign exchange rates, future capital expansion plans and the associated attributable production implications. In addition, the Company may use other approaches in determining fair value which may include judgment and estimates related to (i) dollar value per ounce or pound of reserve/resource, (ii) cash-flow multiples and (iii) market capitalization of comparable assets. Changes in any of the assumptions and estimates used in determining the fair value of the royalty interests could impact the impairment or impairment reversal analysis.

13

Vox Royalty Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2025 and 2024 (Expressed in thousands of U.S. dollars, except share and per share amounts)

Income taxes

The interpretation and application of existing tax laws, regulations and rules in Australia, Canada, Cayman Islands and the United States, or any of the other countries in which royalty interests and streams and other interests are located or where commodities are sold, requires judgment. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is based on facts and circumstances of the relevant tax position, considering all available evidence. Differing interpretation of these laws, regulations and rules could result in an increase in the Company’s taxes, governmental charges, duties or impositions.

In assessing the probability of realizing deferred income tax assets, the Company makes estimates related to expectations of future taxable income and expected timing of reversals of existing temporary differences. Such estimates are based on forecasted cash flows from operations which require the use of estimates and assumptions, such as forecast commodity prices and future production. Therefore, the amount of deferred income tax assets recognized on the balance sheet could be reduced if the actual results differ significantly from the forecast. The Company reassesses its deferred income tax assets at the end of each reporting period. Deferred tax assets are reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

4. Accounts receivable

	December 31, 2025	December 31, 2024
	$	$
Trade receivables from royalties	2,686	2,898
Receivables from streams and other interests	60	-
Sales tax recoverable	111	20

	2,857	2,918

Trade receivables from royalties, streams and other interests are held in order to collect the contractual cash flows, are initially measured at the amounts communicated as receivable from the counterparties under the terms of the agreements and are generally collected within 45 days of quarter-end. None of the receivables are past due and impairment losses recognized based on lifetime expected credit losses are $nil given the credit quality of the counterparties.

5. Royalty interests

As at and for the year ended December 31, 2025:

	Cost				Accumulated Depletion
Royalty interests	Opening	Additions	Impairment	Ending	Opening	Depletion	Ending	Carrying Amount
	$	$	$	$	$	$	$	$
Producing	22,946	11,752	-	34,698	(5,358)	(4,212)	(9,570)	25,128
Non-producing	22,631	5,994	(764)	27,861	(2,235)	(44)	(2,279)	25,582
Deferred acquisition costs	-	69	-	69	-	-	-	69

Total	45,577	17,815	(764)	62,628	(7,593)	(4,256)	(11,849)	50,779

Non-producing royalty interests include development, advanced exploration and exploration stage assets, with exploration and evaluation stage assets comprising a carrying amount of $4,329 at December 31, 2025.

14

Vox Royalty Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2025 and 2024 (Expressed in thousands of U.S. dollars, except share and per share amounts)

Total royalty interests include carrying amounts in the following countries:

	December 31, 2025	December 31, 2024
	$	$
Australia	42,591	30,452
Canada	2,757	2,757
USA	2,166	2,210
South Africa	1,151	1,915
Mali	1,504	-
Brazil	564	604
Peru	46	46

	50,779	37,984

The new royalties acquired during the year ended December 31, 2025

Kanmantoo

On May 15, 2025, the Company completed the acquisition of the producing Kanmantoo copper-gold royalty in Australia for a purchase price of $11,752, including cash consideration paid to the royalty seller of $11,595, legal and professional fees of $96, and  share-based compensation of $61.

The Kanmantoo royalty is a 2.5% net smelter return (“NSR”) royalty, stepping down to a 0.5% NSR after > 85,000 tonnes of copper is produced.

Wyloo North

On September 3, 2025, the Company completed the acquisition of the Wyloo North 1.5% gross revenue iron ore royalty in Australia for total cash consideration of $983 (A$1,500) and legal and professional fees of $24. The royalty is payable on the first 15 million tonnes of iron ore production from the Wyloo North deposit.

The Wyloo north royalty is a 1.5% gross revenue royalty (“GRR”) on the first 15 million tonnes of production.

Dandoko

On September 26, 2025, the Company completed the acquisition of the Dandoko 1.0% net smelter return gold royalty in Mali for total consideration of $4,000. The consideration comprised the following:

•	Cash consideration of $1,500 paid to the royalty seller on completion of the acquisition and legal and professional fees of $4;
•	Contingent consideration #1 of $1,250 upon first royalty receipts; and
•	Contingent consideration #2 of $1,250 on receipt of payment of 500Koz production from the royalty area. (see Note 16).

The Dandoko royalty is a 1.0% NSR royalty.

St Ives

On September 26, 2025, the Company completed the acquisition of the St Ives 1.04% net gross revenue gold royalty in Australia for total cash consideration of $50.

The St Ives royalty is effectively a 1.04% GRR. The royalty is a 3.0% GRR, but the transaction also includes an obligation for Vox Royalty Australia Pty Ltd. (“Vox Australia”) to pay a 1.96% GRR royalty to a third party.

Stockman

On December 23, 2025, the Company completed the Stockman copper-gold-zinc-silver royalty acquisition in Victoria, Australia for total upfront cash consideration of A$5,000 ($3,328), legal and professional fees of $21, and a further A$10,000 in contingent consideration, for total consideration of up to A$15,000. The A$10,000 in deferred milestone is attached to cumulative production milestones being achieved, payable in either cash or stock at Vox’s election (see Note 16).

The Stockman royalty is a 1.5% NSR, stepping down to a 1.0% NSR after 9 million tonnes of production.

15

Vox Royalty Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2025 and 2024 (Expressed in thousands of U.S. dollars, except share and per share amounts)

Impairment

During the period ended December 31, 2025, the Company incurred an impairment charge of $764 on its Brits vanadium royalty asset located in South Africa, which was acquired in 2020. This impairment is as a result of the prior operator, Bushveld Minerals (subject to Business Rescue Plan), electing not to progress the Brits project and a subsequent operator (Sable Exploration and Mining Limited) relinquishing their prospecting right application in the fourth quarter of 2025 following significant delays with the Department of Mineral Resources and Energy in South Africa.

Deferred royalty acquisitions

There was $69 of deferred royalty acquisitions as at December 31, 2025 (2024: $nil). Deferred royalty acquisitions relate to costs incurred prior to the execution and closing of a royalty acquisition. Deferred royalty acquisition costs are reallocated to royalty interests upon signing of a definitive agreement. If management determines not to proceed with a proposed acquisition, the deferred costs are expensed as project evaluation expenses.

As at and for the year ended December 31, 2024:

	Cost			Accumulated Depletion
Royalty interests	Opening	Additions	Ending	Opening	Depletion	Ending	Carrying Amount
	$	$	$	$	$	$	$
Producing	23,173	2,423	25,596	(4,195)	(3,086)	(7,281)	18,315
Non-producing	18,730	1,251	19,981	(265)	(47)	(312)	19,669

Total	41,903	3,674	45,577	(4,460)	(3,133)	(7,593)	37,984

Non-producing royalty interests include development, advanced exploration and exploration stage assets, with exploration and evaluation stage assets comprising a carrying amount of $3,248 at December 31, 2024.

The new royalties acquired during the year ended December 31, 2024

Castle Hill Royalty Portfolio

On May 14, 2024, the Company completed the acquisition of the Castle Hill royalty portfolio, an advanced portfolio of four Australian royalties at various stages of development (construction, development and exploration) and the rights to one production-linked milestone payment, for total cash consideration on closing of $3,120 (A$4,700) and legal and professional fees of $20.

Wonmunna

On May 26, 2022, Vox completed the acquisition of a producing royalty over the Wonmunna iron ore mine (“Wonmunna”) from a private company. As part of the acquisition, there was a holdback amount, recorded as restricted cash that became due and payable prior to December 31, 2024, following the completion of certain conditions and subject to potential deductions. The remaining holdback amount was paid to the previous royalty holder in December 2024.

6. Streams and other interests

	December 31, 2025	December 31, 2024
	$	$
Balance, beginning of period	-	-
Acquisitions	56,119	-
Settlement receipts	(4,581)	-
Change in fair value:
Net precious metals income	4,581	-
Depreciation-like charges	(2,283)	-
Revaluation of streams and other interests	6,127	-

Balance, end of period	59,963	-

16

Vox Royalty Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2025 and 2024 (Expressed in thousands of U.S. dollars, except share and per share amounts)

Total streams and other interests include fair value amounts in the following countries:

	December 31, 2025	December 31, 2024
	$	$
Canada	24,263	-
Côte d’Ivoire	13,300	-
Brazil	13,100	-
South Africa	7,000	-
USA	2,300	-

	59,963	-

On September 26, 2025, Vox acquired a portfolio of eight PMPAs, historically referred to as “offtakes” from Deterra Royalties Limited for total upfront cash consideration of $55,950. The contracts cover ten mines and projects across 6 jurisdictions, including Brazil, Canada, Côte d’Ivoire, Mexico, South Africa and the USA.

The Company incurred $169 of legal and professional fees related to the acquisition of the portfolio.

The fair value of these PMPAs is determined by calculating the discounted future cash flows of the PMPAs with inputs that are mostly not based on observable market data (a level 3 fair value hierarchy measurement). The key input assumptions used were an 8% discount rate, forecast realized margins of $65.36/oz, and projected production volumes from the individual mines.

The sensitivity to the fair value of the financial asset that were attributed from the changes in the key inputs are summarized as follows:

•	Discount rate: a 1% increase (decrease) in discount rate would have increased (decreased) net income (loss) and other comprehensive income (loss) by approximately $2,100.

•

Realized margins: a 5% increase (decrease) in realized margins would have increased (decreased) net income (loss) and other comprehensive income (loss) by approximately $2,900. Realized margins comprise: (i) the proceeds received from the sale of the refined gold to the Customer; less (ii) the purchase price paid to the mining operator for the refined gold and sales commissions.

•

Projected production volume: this input is based on mine plans published by the individual operators and management’s best estimate of the ounces to be delivered under the contract. Management does not anticipate material changes to the total volume of the production over the life of the mine, and any adjustments to the volume will therefore be primarily timing differences. As a result these changes are not expected to materially impact the fair value.

7. Credit facility

Facility terms

On September 23, 2025, the Company amended its Bank credit facility agreement providing for an upsized $40,000 secured revolving credit facility (the “Credit Facility”). The Credit Facility includes an accordion feature which provides for an additional $35,000 of availability subject to certain conditions, resulting in total funding capacity under the Credit Facility of $75,000. The Company executed a second amendment subject to satisfaction of conditions precedent for the effectiveness thereof for the increase of the Credit Facility and the accordion feature. The previous credit facility was a $15,000 secured revolving credit facility that included an accordion feature for an additional $10,000.

The Credit Facility, secured against certain royalty assets and PMPAs of the Company, as defined in the credit agreement, is available for general corporate purposes, acquisitions, and investments, subject to certain limitations. At the Company’s election, amounts drawn on the Credit Facility bear interest at either (i) a rate determined by reference to the U.S. dollar prime rate plus a margin of 1.5% to 2.5% per annum, or (ii) the secured overnight financing rate plus a margin of 2.50% to 3.50% per annum. The undrawn portion of the Credit Facility is subject to a standby fee of 0.5625% to 0.7875% per annum, all of which is dependent on the Company’s leverage ratio (as defined in the amended credit agreement). The Credit Facility matures on September 23, 2028, and is extendable one-year at a time through mutual agreement between the Company and the lender. The Credit Facility includes covenants that require the Company to maintain certain financial ratios, including the Company’s leverage ratios and meet certain non-financial requirements.

As at December 31, 2025, the Company was in compliance with all such covenants and the Company expects to remain in compliance over the next year. The covenants, tested at the end of each fiscal quarter, include:

•	Leverage Ratio: less than or equal to 3.5:1;
•	Interest Coverage Ratio: greater than or equal to 2.5:1; and
•	Liquidity, comprising cash and the unadvanced portion under the Credit Facility, shall be no less than $5,000.

17

Vox Royalty Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2025 and 2024 (Expressed in thousands of U.S. dollars, except share and per share amounts)

Credit facility

The following summarizes the outstanding balance under the Credit Facility as at December 31, 2025 and 2024:

	December 31, 2025	December 31, 2024
	$	$
Balance, beginning of period	-	-
Borrowings	16,700	-
Repayments	(10,000)	-

Balance, end of period	6,700	-

Other assets (Facility transaction costs)

The following summarizes the change in other assets as at December 31, 2025 and 2024:

	December 31, 2025	December 31, 2024
	$	$
Balance, beginning of period	279	271
Facility transaction costs incurred during the period	515	234
Amortization expense of Facility transaction costs	(325)	(226)

Balance, end of period	469	279

The September 23, 2025 amendment of the Credit Facility was accounted for as an extinguishment of the previous credit facility and recognition of a new Credit Facility which resulted in the write off of $87 of unamortized facility transaction costs at the amendment date which are included in the amortization expense in the table above.

Interest and finance expenses

The following summarizes the interest and finance expenses for the years ended December 31, 2025 and 2024:

	December 31, 2025	December 31, 2024
	$	$
Amortization expense of Facility transaction costs	325	226
Interest expense on Facility	519	89

	844	315

8. Intangible assets

Intangible assets are comprised of the Mineral Royalties Online (“MRO”) royalty database, which was acquired in May 2020 for $1,838.

Database
$
Cost at:
January 1, 2024 and December 31, 2024 and 2025	1,838

Accumulated amortization at:
January 1, 2024	665
Amortization	184
December 31, 2024	849
Amortization	185
December 31, 2025	1,034

Net book value at:
December 31, 2024	989
December 31, 2025	804

18

Vox Royalty Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2025 and 2024 (Expressed in thousands of U.S. dollars, except share and per share amounts)

9. Accounts payable and accrued liabilities

	December 31, 2025	December 31, 2024
	$	$
Trade payable	960	118
Sales tax payable	659	488
Accrued liabilities	1,380	784

	2,999	1,390

10. Share capital and additional paid-in capital

Authorized

The authorized share capital of the Company is an unlimited number of common shares without par value.

The number of common shares issued and outstanding as at December 31, 2025 and 2024 is as follows:

	December 31, 2025	December 31, 2024
	$	$
Issued: 68,364,945 (2024: 50,658,776) common shares	129,978	69,529

Share issuances during the year ended December 31, 2025

On September 26, 2025, the Company announced the closing of a primary underwritten public offering (the “Offering”) through a syndicate of underwriters (the “Underwriters”). In connection with the closing of the Offering, the Company issued 17,094,750 common shares (inclusive of common shares issued pursuant to the full exercise by the Underwriters of a 15% over-allotment option) at a price of $3.70 per share for total gross proceeds to the Company of $63,251. In connection with the Offering, total share issue costs incurred was $4,250.

Share repurchase program

Repurchases under the SRP may be made at times and in amounts as the Company deems appropriate and may be made through open market transactions at prevailing market prices, privately negotiated transactions or by other means in accordance with securities laws in the United States. The actual timing, number and value of repurchases under the SRP will be determined by management in its discretion and will depend on a number of factors, including market conditions, stock price and other factors. The SRP may be suspended or discontinued at any time. Open market repurchases will only be made outside of Canada through the facilities of the Nasdaq or any alternative open market in the United States, as applicable.

The Company did not repurchase any shares under the SRP during the year ended December 31, 2025.

Income (loss) per share

For the year ended December 31, 2025 and 2024, the diluted income (loss) per share is calculated based on the following weighted average number of shares outstanding:

	2025	2024
Basic income (loss) per share
Net income (loss)	$5,886	$(1,649)
Weighted average shares outstanding	55,387,756	50,320,168

Basic income (loss) per share	$0.11	$(0.03)

19

Vox Royalty Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2025 and 2024 (Expressed in thousands of U.S. dollars, except share and per share amounts)

	2025	2024
Diluted income (loss) per share	$	$
Net income (loss)	$5,886	$(1,649)

Weighted average shares outstanding	55,387,756	50,320,168
Adjustments for calculation of diluted income per share:
Stock options	360,025	-
RSUs	1,569,695	-
Weighted average shares outstanding in calculating diluted income (loss) per share	57,317,476	50,320,168

Diluted income (loss) per share	$0.10	$(0.03)

For the year ended December 31, 2025, nil stock options (December 31, 2024: 1,346,838 stock options) and nil RSUs (December 31, 2024: 1,309,061 RSUs) were excluded in the computation of diluted income (loss) per share due to being anti-dilutive.

Dividends

The following table provides details on the dividends declared during the year ended December 31, 2025:

Declaration date	Dividend per common share	Record date	Payment date	Dividends payable
	$			$
February 20, 2025	0.0125	March 31,2025	April 14, 2025	634
May 15, 2025	0.0125	June 30, 2025	July 14, 2025	634
August 13, 2025	0.0125	September 30, 2025	October 14, 2025	851
November 12, 2025	0.0125	December 31, 2025	January 14, 2026	855

	0.0500			2,974

The following table provides details on the dividends declared during the year ended December 31, 2024:

Declaration date	Dividend per common share	Record date	Payment date	Dividends payable
	$			$
March 7, 2024	0.012	March 29,2024	April 12, 2024	601
May 8, 2024	0.012	June 28, 2024	July 12, 2024	603
August 7, 2024	0.012	September 27, 2024	October 11, 2024	607
November 6, 2024	0.012	December 31, 2024	January 14, 2025	608

	0.048			2,419

On March 18, 2024, the Company adopted a Dividend Reinvestment Plan (“DRIP”). The DRIP provides eligible shareholders of Vox with the opportunity to have all, or a portion of any cash dividends declared on common shares by the Company automatically reinvested into additional common shares, without paying brokerage commissions. Based on the current terms of the DRIP, the common shares are issued under the DRIP at a 5% discount to the average market price, as defined in the DRIP.

During the year ended December 31, 2025, the Company issued 6,682 common shares under the DRIP, representing dividends paid of $19.

During the year ended December 31, 2024, the Company issued 39,913 common shares under the DRIP, representing dividends paid of $89.

11.  Equity reserves

Options

The Plans provide that certain key employees, officers, directors and consultants may be granted options to acquire common shares of the Company. The exercise price, expiry date and vesting terms are determined by the Board of Directors. The Plans permits the issuance of options, which, together with the Company’s other share compensation arrangements, may not exceed 10% of the Company’s issued common shares as at the date of grant.

20

Vox Royalty Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2025 and 2024 (Expressed in thousands of U.S. dollars, except share and per share amounts)

The following summarizes the stock option activity for the years ended December 31, 2025 and 2024:

	2025		2024
	Number	Weighted average exercise price	Number	Weighted average exercise price
	#	C$	#	C$
Outstanding, beginning of year	1,346,838	3.70	1,347,398	3.70
Granted	-	-	240,000	4.16
Cancelled	-	-	(240,560)	4.16

Outstanding, end of year	1,346,838	3.70	1,346,838	3.70

Exercisable, end of year	1,346,838	3.70	1,346,838	3.70

The following table summarizes information of stock options outstanding as at December 31, 2025:

		Options Outstanding		Options Exercisable
Expiry date	Exercise price	Number of options outstanding	Weighted average remaining contractual life	Number of options exercisable	Weighted average remaining contractual life
	C$	#	Years	#	Years
June 30, 2026	3.25	680,703	0.50	680,703	0.50
March 9, 2027	4.16	666,135	1.19	666,135	1.19

		1,346,838	0.84	1,346,838	0.84

In January 2026, 2,400,000 Options were granted to directors, officers and employees of the Company. The Options vest in 25% increments on each of July 2, 2026, January 2, 2027, July 2, 2027 and January 2, 2028.

On June 12, 2024, 240,000 stock options were granted to a non-related third-party service provider as consideration for its consulting services. The stock options granted have an exercise price of C$4.16 per share and expire on March 9, 2027. The Company determined the fair value of the consulting services provided based on similar consulting agreements entered into by the Company with other non-related third-party service providers. The stock options vested in 25% increments, on each of June 12, 2024, June 30, 2024, September 30, 2024 and December 31, 2024. The share-based compensation expense related to the stock option grant was recorded over the vesting period, being the duration of the 2024 calendar year, as per the terms of the consulting services agreement.

Restricted Share Units

The Plans provide that the Board of Directors may, at its discretion, grant directors, officers, employees and consultants non-transferable RSUs based on the value of the Company’s share price at the date of grant. All RSU agreements granted by the Board of Directors from the date of incorporation through December 31, 2025, do not give the Company or the holder the option to settle in cash and can only be equity settled. As the Company does not have a present obligation to settle the issued RSUs in cash, the RSUs issued have been treated as equity-settled instruments and measured at the grant date fair value.

During the year ended December 31, 2025, 865,371 RSUs were granted to directors, officers and employees, and vest as follows:

•	829,915 RSUs vest in 25% increments on each of July 2, 2025, January 2, 2026, July 2, 2026 and January 2, 2027.
•	18,095 RSUs vested 100% on September 16, 2025.
•	17,361 RSUs vested 100% on October 27, 2025.

The share-based compensation expense related to RSU grants is recorded over the vesting period. For the year ended December 31, 2025, total share-based compensation of $2,053 was recognized. This amount comprises:

•	Share-based compensation of $1,992 (December 31, 2024: $2,140) recognized in the consolidated statements of income (loss) and comprehensive loss; and
•	Share-based compensation of $61 (December 31, 2024: $nil) recognized in royalty interests.

21

Vox Royalty Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2025 and 2024 (Expressed in thousands of U.S. dollars, except share and per share amounts)

The following summarizes the RSU activity for the years ended December 31, 2025 and 2024:

	2025		2024
	Number	Weighted average fair value	Number	Weighted average fair value
	#	$	#	$
Outstanding, beginning of year	1,309,061	2.23	952,018	2.62
Granted	865,371	2.32	990,804	2.01
Exercised	(604,737)	2.36	(633,761)	2.48

Outstanding, end of year	1,569,695	2.23	1,309,061	2.23

Vested, end of year	896,012	2.21	807,231	2.36

In January 2026, 699,656 RSUs were granted to directors, officers and employees of the Company. The RSUs vest as follows:

•	121,308 RSUs vest on January 21, 2026; and
•	578,348 RSUs vest in 25% increments on each of July 2, 2026, January 2, 2027, July 2, 2027 and January 2, 2028.

Warrants

During the year ended December 31, 2024, 6,407,883 warrants expired, unexercised.

12.  General and administration

The Company’s general and administrative expenses incurred for the years ended December 31, 2025 and 2024 are as follows:

	December 31, 2025	December 31, 2024
	$	$
Corporate administration	1,153	1,224
Professional fees	614	416
Salaries and benefits	2,756	2,547
Director fees	167	147
Amortization	185	184

	4,875	4,518

13.  Project evaluation expenses

The Company’s project evaluation expenses for the years ended December 31, 2025 and 2024 is as follows:

	December 31, 2025	December 31, 2024
	$	$
Business development costs	145	46
Royalty enforcement costs	725	117

	870	163

Business development costs relate to due diligence expenditures incurred in the evaluation of royalty interests acquisition opportunities that management elected not to pursue to completion.

Royalty enforcement costs relate to litigation matters that were settled or ongoing during the period, as disclosed in Note 16.

22

Vox Royalty Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2025 and 2024 (Expressed in thousands of U.S. dollars, except share and per share amounts)

14.  Other income (expenses), net

The Company’s other income for the years ended December 31, 2025 and 2024 is as follows:

	December 31, 2025	December 31, 2024
	$	$
Interest income	361	483
Foreign exchange expense	(140)	(286)

	221	197

15.  Related party transactions

Related parties include the Company’s Board of Directors and management, as well as close family and enterprises that are controlled by these individuals and certain persons performing similar functions. Other than indicated below, the Company entered into no related party transactions during the years ended December 31, 2025 and 2024.

Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and also comprise the directors of the Company. Key management personnel include the Company’s Chief Executive Officer, Chief Financial Officer, Chief Investment Officer, former EVP – Australia, and the Board of Directors.

The remuneration of directors and other members of key management personnel during the years ended December 31, 2025 and 2024 was as follows:

	December 31, 2025	December 31, 2024
	$	$
Short-term employee benefits	2,216	2,115
Share-based compensation	1,811	1,935

	4,027	4,050

16. Commitments and contingencies

Litigation matters

The Company is, from time to time, involved in legal proceedings of a nature considered normal to its business. Other than as noted below, the Company believes that none of the litigation in which it is currently involved or have been involved with during the year ended December 31, 2025, individually or in the aggregate, is material to its consolidated financial condition or results of operations.

Mt Ida (settled)

Vox Australia filed a writ and statement of claim in the Supreme Court of Western Australia against Aurenne MIT Pty Ltd (“Aurenne”) on November 8, 2024, in respect of the Mt Ida royalty asset. On May 28, 2025, Vox Australia discontinued its claim in the Supreme Court of Western Australia after reaching a settlement agreement with Aurenne, which included Vox obtaining a deed of assignment and assumption for the Aurenne royalty executed by Aurenne.

Red Hill (ongoing)

In June 2025, Vox Australia was served with a writ of summons and statement of claim in the Supreme Court of Western Australia pursuant to which Vox Australia has been named as a second defendant.

The plaintiff alleges, among other things, that the first defendant breached its obligations to the plaintiff in connection with the assignment of the Red Hill royalty to Vox Australia in September 2023 on the basis that the plaintiff had a right of first refusal. The plaintiff is seeking declaratory relief in respect of the assignment of the first defendant’s royalty to Vox Australia, or alternatively, damages. Vox Australia acquired the Red Hill royalty as part of a portfolio of nine royalties from the first defendant for a combination of A$6,750 in cash and non-cash consideration comprised of Vox providing ongoing royalty related services to the first defendant.

23

Vox Royalty Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2025 and 2024 (Expressed in thousands of U.S. dollars, except share and per share amounts)

Each of the defendants deny that the purported right of first refusal applied in the circumstances. The Company is taking all appropriate steps to defend the action. The Company anticipates expenditures related to this matter to increase considerably in 2026 as the matter evolves, subject to achieving settlement. It is difficult to predict whether the matter will be resolved before or after a trial or the timing of such resolution or trial. If the matter proceeds to trial, a final binding decision may take a number of years to be delivered. As of December 31, 2025, the proceeding is ongoing.

Titan (ongoing)

SilverStream SEZC filed a writ and statement of claim in the Supreme Court of Western Australia against Titan Minerals Limited (“Titan”) on February 23, 2024, along with an amended writ and statement of claim on March 28, 2024, in respect of the Jaw, Phoebe, Cart and Colossus exploration projects. SilverStream is seeking to enforce its rights to be issued replacement royalties and/or damages in respect of Titan’s failure to maintain certain mining concessions in Peru in accordance with various royalty deeds entered into between Titan and SilverStream in 2021. On April 24, 2025, SilverStream assigned its interests in the royalties and legal proceeding to Vox Australia in order to permit SilverStream to complete the Restructuring Transaction. As of December 31, 2025, the proceeding is ongoing.

Commitments

The St Ives royalty is effectively a 1.04% GRR. The royalty is a 3.0% GRR, but the transaction also includes an obligation for Vox Australia to pay a 1.96% GRR royalty to a third party.

The Company is committed to minimum annual lease payments for its premises and certain consulting agreements, as follows:

2026
$
Leases	46
Consulting agreements	49

95

The Company is responsible for making certain milestone payments in connection with royalty acquisitions, which become payable on certain royalty revenue or cumulative production thresholds being achieved, as follows:

Royalty	$
Stockman(1)(2)	6,674
Limpopo(1)(3)	6,494
Dandoko(4)	2,500
Bullabulling(5)	667
Koolyanobbing(6)	334
El Molino(7)	450
Uley(1)(8)	147
Other(9)	91

17,357

(1)	The milestone payments may be settled in either cash or common shares of the Company, at the Company’s election.
(2)

Milestone payment due upon two consecutive quarters where royalty revenue from the royalty interest is paid in respect of a quarterly processing throughput rate of equal to greater than 150,000 tonnes.

(3)

Milestone payments include: (i) C$1,500 upon cumulative royalty receipts from Limpopo exceeding C$500; (ii) C$400 upon cumulative royalty receipts from Limpopo exceeding C$1,000; and (iii) C$7,000 upon cumulative royalty receipts from Limpopo exceeding C$50,000.

(4)	The milestone payments must be settled in cash. Milestone payments include: (i) $1,250 upon first royalty receipts; and (ii) $1,250 on receipt of payment of 500Koz production from the royalty area.
(5)

The milestone payments may be settled in cash or ½ cash and ½ common shares of the Company, at the Company’s election. Milestone payments include: (i) A$500 upon the operator receiving approval of a mining proposal from the West Australian Department of Mines, Industry Regulation and Safety; and (ii) A$500 upon the Company receiving first royalty revenue receipt from the Bullabulling project.

(6)	Milestone payment due upon achievement of cumulative 5Mdmt of ore processed.
(7)	Milestone payment due upon registration of the El Molino royalty rights on the applicable mining title in Peru and the satisfaction of other customary completion conditions.
(8)	Milestone payment due upon commencement of commercial production.
(9)	Milestone payment due upon (i) the exercise of a separate third-party option agreement, (ii) the issuance of the royalty to the previous royalty owner, and (iii) the assignment of the royalty to Vox.

24

Vox Royalty Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2025 and 2024 (Expressed in thousands of U.S. dollars, except share and per share amounts)

17.  Supplemental cash flow information

	December 31, 2025	December 31, 2024
	$	$
Income taxes paid	1,726	2,372
Increase (decrease) in accrued other assets	57	(269)
Increase in accrued interest expense on Facility	36	22
Reclassification of prepaid expenses to share issue costs	132	-
Increase in accrued royalty interests	12	-
Increase in share-based compensation charged to royalty interests	61	-
Increase in accrued streams and other interests	55	-
Increase in accrued share issue costs	245	-

18.  Segment information

The Company’s business is organized into two operating segments, consisting of i) acquiring and managing royalty interests, and ii) acquiring and managing streams and other interests. Prior to the September 26, 2025 acquisition of the PMPAs, the Company presented one reportable segment, consisting of acquiring and managing royalty interests. Following the acquisition, the Company’s chief operating decision-maker, the CEO, now reviews operating results and assesses performance at these two segment levels. Material capital allocation decisions are subject to the approval of the Board of Directors of the Company.

The Company’s reportable segments for the purposes of assessing performance are presented as follows:

	2025
	Royalty Interests	Streams and other interests	Total
	$	$	$
Royalty revenue	12,041	-	12,041
Net precious metals income	-	4,581	4,581
Depletion on royalties and depreciation-like charges	(4,256)	(2,283)	(6,539)
Impairment charges	(764)	-	(764)
Project evaluation expenses	(870)	-	(870)

Segment profit	6,151	2,298	8,449

General and administration			(4,875)
Share-based compensation			(1,992)
Interest and finance expenses			(844)
Revaluation of streams and other interests			6,127
Other income (expenses), net			221

Profit before tax			7,086

Segment assets	53,465	60,024	113,489
Other assets[1]			9,907

Total assets[2]			123,396

Segment liabilities	5,477	-	5,477
Other liabilities[3]			10,873

Total liabilities			16,350

1 Other assets represents cash, prepaids, other accounts receivable, intangible assets and other assets.

2 Additions to non-current assets for the royalty interest segment were $17,815 (see Note 5) and for the stream and other segment were $56,119 (see Note 6).

3 Other liabilities represent accounts payable and accrued liabilities, income taxes payable, dividends payable and credit facility.

25

Vox Royalty Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2025 and 2024 (Expressed in thousands of U.S. dollars, except share and per share amounts)

	2024
	Royalty Interests	Streams and other interests	Total
	$	$	$
Royalty revenue	11,048	-	11,048
Net precious metals income	-	-	-
Depletion on royalties and depreciation-like charges	(3,133)	-	(3,133)
Project evaluation expenses	(163)	-	(163)

Segment profit	7,752	-	7,752

General and administration			(4,518)
Share-based compensation			(2,140)
Interest and finance expenses			(315)
Other income (expenses), net			197

Profit before tax			976

Segment assets	40,871	-	40,871
Other assets[1]			10,510

Total assets[2]			51,381

Segment liabilities	5,426	-	5,426
Other liabilities[3]			2,894

Total liabilities			8,320

1 Other assets represents cash, prepaids, other accounts receivable, intangible assets and other assets.

2 Additions to non-current assets for the royalty interest segment were $3,674 (see Note 5).

3 Other liabilities represent accounts payable and accrued liabilities, income taxes payable, dividends payable and credit facility.

For the years ended December 31, 2025 and 2024, royalty revenue and net precious metals income generated from each geographic location are as follows:

	December 31, 2025		December 31, 2024
	Royalty revenue	Net precious metals income	Royalty revenue	Net precious metals income
	$	$	$	$
Australia	11,848	-	10,916	-
Côte d’Ivoire	-	1,737	-	-
Brazil	76	1,922	116	-
South Africa	-	605	-	-
USA	117	317	16	-

Total	12,041	4,581	11,048	-

For the year ended December 31, 2025, four interests generated 48%, 15%, 14%, and 12% of the Company’s royalty revenue, totaling $10,736, and three interests generated 42%, 38% and 13% of the Company’s net precious metals income totalling, $4,264. Comparatively, for the year ended December 31, 2024, two interests generated 84% and 11% of the Company’s royalty revenue, totaling $10,431.

26

Vox Royalty Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2025 and 2024 (Expressed in thousands of U.S. dollars, except share and per share amounts)

For the years ended December 31, 2025 and 2024, royalty revenue and net precious metals income comprised the following commodity mix:

	December 31, 2025		December 31, 2024
	Royalty revenue	Net precious metals income	Royalty revenue	Net precious metals income
	$	$	$	$
Gold	4,602	4,581	1,516	-
Copper	1,564	-	-	-
Iron ore	5,799	-	9,516	-
Other	76	-	16	-

Total	12,041	4,581	11,048	-

As at December 31, 2025 and 2024, non-current assets were located in the following jurisdictions:

	December 31, 2025	December 31, 2024
	$	$
Australia	42,591	30,452
Canada	28,293	3,036
Brazil	13,664	604
Côte d’Ivoire	13,300	-
South Africa	8,151	1,915
USA	4,466	2,210
Mali	1,504	-
Peru	46	46
Cayman Islands	-	989

Total	112,015	39,252

19.  Income taxes

The Income taxes recognized in net income (loss) and comprehensive income (loss) are comprised of the following:

	December 31, 2025	December 31, 2024
	$	$
Current tax expense	1,149	2,078
Deferred tax expense	51	547

Income tax expense	1,200	2,625

Provision for income taxes

The income tax expense differs from the amount that would result from applying the federal and provincial income tax rates to the income before income taxes due to the following:

	December 31, 2025	December 31, 2024
	$	$
Income before income taxes	5,886	976
Statutory tax rate	26.5%	26.5%

Expected income tax expense based on statutory rate	1,560	259
Adjustment to expected income tax expense (recovery):
Foreign tax rate differences	(1,770)	414
Permanent differences	528	567
Change in benefit of tax assets not recognized	736	739
Foreign exchange and other	146	646

Income tax expense	1,200	2,625

27

Vox Royalty Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2025 and 2024 (Expressed in thousands of U.S. dollars, except share and per share amounts)

Recognized deferred tax asset and liabilities

	December 31, 2025	December 31, 2024
	$	$
Royalty interests - Australia	(5,477)	(5,426)

Total	(5,477)	(5,426)

Unrecognized deferred tax assets

As at December 31, 2025, the Company had temporary differences with a non-tax benefit of $18,453 (December 31, 2024: $10,862), which are not recognized as deferred tax assets. Management believes that it is not probable that sufficient taxable profits will be available in future years to allow the benefit of the following deferred tax assets to be utilized. The following table summarizes the composition of the Company’s unrecognized deductible temporary differences:

	December 31, 2025	December 31, 2024
	$	$
Non-capital losses – Canada	11,830	9,234
Non-capital losses – USA	964	277
Net-capital losses – Australia	113	113
Royalty interests	1,290	-
Financing costs	4,256	1,238

Total	18,453	10,862

Unrecognized deferred tax liabilities

The aggregate amount of taxable temporary differences associated with investment in subsidiaries, for which deferred tax liabilities have not been recognized as at December 31, 2025, is $21,803 (December 31, 2024: $18,357). No deferred tax liabilities are recognized on the temporary differences associated with investments in subsidiaries because the Company controls the timing of reversal and it is not probable that such temporary differences associated with investments in subsidiaries will reverse in the foreseeable future.

Tax loss carryforwards

As at December 31, 2025, the Company has deductible Canadian non-capital tax losses of $11,830 related to the Company’s Canadian parent and subsidiary, with non-capital tax losses expiring between the years 2038 and 2045, $964 from the Company’s United States subsidiary, and $nil from the Company’s Australian subsidiary. The Company’s Cayman Islands subsidiary has a tax rate of 0%; therefore, there is no deductible temporary difference that can apply.

20.  Financial instruments

The Company’s risk exposures and the impact on the financial instruments are summarized below. Other than the acquisition of PMPAs on September 26, 2025, there have been no material changes to the risks, objectives, policies and procedures during the years ended December 31, 2025 and 2024.

Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and trade receivables in the ordinary course of business. In order to mitigate its exposure to credit risk, the Company maintains its cash in recognized financial institutions and closely monitors its trade receivable balances. The Company’s trade receivables and gold purchase contracts are subject to the credit risk and performance of the counterparties who own and operate the mines underlying Vox’s asset portfolio.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company’s approach to managing liquidity is to ensure it will have sufficient liquidity to meet liabilities when due. In managing liquidity risk, the Company takes into account anticipated cash flows from operations and holding of cash. As at December 31, 2025, the Company had cash of $8,085 (December 31, 2024: $8,754) and working capital of $7,208 (December 31, 2024: $9,235).

28

Vox Royalty Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2025 and 2024 (Expressed in thousands of U.S. dollars, except share and per share amounts)

Currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Financial instruments that impact the Company’s net income due to currency fluctuations include cash, accounts receivable, accounts payable and accrued liabilities and income taxes payable denominated in Canadian and Australian dollars. Based on the Company’s Canadian and Australian denominated monetary assets and liabilities at December 31, 2025, a 10% increase (decrease) of the value of the Canadian and Australian dollar relative to the United States dollar would increase (decrease) net income (loss) and other comprehensive income (loss) by $350.

Interest rate risk

The Company is exposed to interest rate risk due to the Facility being subject to floating interest rates. The Company monitors its exposure to interest rates. During the period ended December 31, 2025, a 1% increase (decrease) in nominal interest rates would have increased (decreased) net income (loss) and other comprehensive income (loss) by approximately $400.

The Company has cash balances with rates that fluctuate with the prevailing market rate. The Company’s current policy is to invest excess cash in cash accounts or short-term interest-bearing securities issued by chartered banks. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks. The Company does not use any derivative instrument to reduce its exposure to interest rate risk.

Commodity and share price risk

The Company’s royalties, streams and other interests are subject to fluctuations from changes in market prices of the underlying commodities. The market prices of precious and base metals are the primary drivers of the Company’s profitability and ability to generate free cash flow. All of the Company’s future royalty revenue and net precious metals income is not hedged in order to provide shareholders with full exposure to changes in the market prices of these commodities.

The Company’s financial results may be significantly affected by a decline in the price of precious, base and/or ferrous metals. The price of precious, base and ferrous metals can fluctuate widely and is affected by numerous factors beyond the Company’s control.

Fair value of financial instruments

The carrying amounts for cash, accounts receivables, accounts payable and accrued liabilities and income taxes payable on the consolidated statements of financial position approximate fair value because of the limited term of these instruments.

The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

-       Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities;

-       Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

-       Level 3 - Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

As at December 31, 2025 and 2024, the Company does not have any financial instruments measured at fair value after initial recognition, except for streams and other interests, with a carrying value at December 31, 2025 of $59,963, which are estimated using Level 3 inputs. These financial instruments are measured at fair value utilizing inputs other than quoted prices included in Level 1. The gains and losses are recognized in the consolidated statements of income (loss) and comprehensive income (loss).

Level 3 Hierarchy

Note 6 presents the Company’s streams and other interests which are classified as Level 3 instruments measured at fair value utilizing non-observable market inputs.

Capital management

The Company’s primary objective when managing capital is to maximize returns for its shareholders by growing its asset base through accretive acquisitions of royalties, streams and other interests, while optimizing its capital structure by balancing debt and equity. Management regularly reviews cash flow forecasts to determine whether the Company has sufficient cash reserves to meet future working capital requirements and discretionary business development opportunities. As at December 31, 2025, the capital structure of the Company consists of $107,046 (December 31, 2024: $43,061) of total equity, comprising of share capital, equity reserves and deficit.

The Company is not subject to any externally imposed capital requirements other than as disclosed for the Facility.

29

Vox Royalty Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2025 and 2024 (Expressed in thousands of U.S. dollars, except share and per share amounts)

21.Subsequent events

On January 23, 2026, Vox entered into a definitive agreement with Equinox Gold Corp. (“Equinox”) to restructure Vox’s 35% gold purchase contract over the Santa Luz, Fazenda and RDM mines in Brazil, with another gold purchase contract over the Greenstone gold mine in Ontario, Canada. As part of the agreement, Equinox paid Vox $1 million as an amendment fee.

On January 29, 2026, Vox repaid the remaining outstanding balance of $6.7 million owing under the Credit Facility.

On February 26, 2026, the Company completed the acquisition of a portfolio of two Australian gold and copper royalties for total cash consideration of up to $460 (A$650). The Company paid $320 (A$450) at closing and a further $140 (A$200) is payable on the satisfaction of post-closing conditions.

On February 27, 2026, the Board of Directors of the Company declared a quarterly dividend of $0.015 per common share payable on April 14, 2026 to shareholders of record as of the close of business on March 31, 2026.

30